UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: June 30, 2016

Commission file number 1-33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1- Information Contained in this Form 6-K Report

Private Placement of Common Units

As part of a broader plan of recapitalization (the “Recapitalization Plan”), on June 29, 2016, Teekay Offshore Partners L.P. (the “Partnership”) closed the transactions contemplated by the Common Unit Purchase Agreement (the “Common Unit Purchase Agreement”) entered into on June 16, 2016, pursuant to which the Partnership sold 21,978,022 of the Partnership’s common units (the “Purchased Common Units”) at a price of $4.55 per unit to institutional investors (collectively, the “Common Unit Purchasers”), in a private placement (the “Common Unit Private Placement”). The Partnership intends to use the net proceeds from the private placement to fund growth capital expenditures, reduce indebtedness of the Partnership senior to the Partnership’s preferred units and other general partnership purposes.

Concurrently with the closing of the Common Unit Private Placement, the Partnership entered into a Registration Rights Agreement (the “Common Unit Registration Rights Agreement”) with the Common Unit Purchasers relating to the registered resale of the Common Units. Pursuant to the Common Unit Registration Rights Agreement, the Partnership will (a) prepare and file a registration statement (the “Common Unit Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Purchased Common Units within 30 days following the closing date and (b) use its commercially reasonable efforts to cause the Registration Statement to become effective on or as soon as practicable after the closing date. If the Common Unit Registration Statement is not declared effective within 90 days after the closing date, the Partnership will pay liquidated damages as set forth in the Common Unit Registration Rights Agreement.

The foregoing descriptions of the Common Unit Purchase Agreement and the Common Unit Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Common Unit Purchase Agreement and the Common Unit Registration Rights Agreements, copies of which are filed as Exhibits 10.1 and 4.1, respectively, and are incorporated by reference herein.

DNB Markets, Inc. and Citigroup Global Markets Inc. acted as placement agents for the Common Unit Private Placement.

Private Placement of Series D Preferred Units and Warrants

As part of the Recapitalization Plan, on June 29, 2016 (the “Closing Date”), the Partnership closed the transactions contemplated by the Series D Preferred Unit and Warrant Purchase Agreement (the “Series D Purchase Agreement”), entered into on June 22, 2016, pursuant to which the Partnership sold (i) 4,000,000 of the Partnership’s 10.5% Series D Cumulative Convertible Perpetual Preferred Units (the “Series D Units”), (ii) warrants (the “Series A Warrants”) exercisable into 4.5 million of the Partnership’s common units (“Common Units”), with an exercise price of $4.55 per Common Unit, subject to customary anti-dilution adjustments, and (iii) warrants (the “Series B Warrants” and together with the Series A Warrants, the “Warrants”) exercisable into 2.25 million Common Units, with an exercise price of $6.05 per Common Unit, subject to customary anti-dilution adjustments, to a syndicate of institutional investors and affiliated parties, including Teekay Corporation (“Teekay”), which invested $26 million in the Series D Private Placement, Peter Evensen, and two entities established by Teekay’s founder, including Resolute Investments, Inc., Teekay’s largest shareholder (collectively, the “Series D Purchasers”), in a private placement (the “Series D Private Placement”). The Partnership intends to use the net proceeds from the Series D Private Placement to fund growth capital expenditures, reduce indebtedness of the Partnership senior to the Partnership’s preferred units, and other general partnership purposes.

The terms of the Series D Units are set forth in the Fifth Amended and Restated Agreement of Limited Partnership as described below.

Concurrently with the closing of the Series D Private Placement, the Partnership, Computershare Inc. and Computershare Trust Company, N.A. entered into a warrant agreement (the “Warrant Agreement”) to, among other things, authorize and establish the terms of the Warrants. The Warrants will be exercisable beginning six months from the Closing Date until the seventh anniversary of the Closing Date. The Warrants may be net settled in cash or Common Units at the option of the Partnership, subject to customary anti-dilution adjustments.

Concurrently with the closing of the Series D Private Placement, the Partnership entered into a Registration Rights Agreement (the “Series D Registration Rights Agreement”) with the Series D Purchasers relating to the registered resale of the Series D Units and the Common Units issuable upon exercise of the Warrants and conversion of the Series D Units. Pursuant to the Series D Registration Rights Agreement, the Partnership will (a) prepare and file a registration statement under the Securities Act (the “Series D Registration Statement”) with respect to the Series D Units and use its commercially reasonable efforts to cause such registration statement to become effective on or as soon as practicable, but in no event later than the six month anniversary of the Closing Date, (b) prepare and file a registration statement under the Securities Act (the “Warrant Exercise Unit Registration Statement”) with respect to the Common Units issuable upon exercise of the Warrants and use its commercially reasonable efforts to cause such registration statement to become effective on or as soon as practicable after the Closing Date, but in no event later than the six month anniversary of the Closing Date, and (c) prepare and file a registration statement under the Securities Act (the “Conversion Unit Registration Statement” and together with the Series D Registration Statement and the Warrant Exercise Unit Registration Statement, the “Registration Statements”) with respect to the Common Units issuable upon conversion of the Series D Units and use its commercially reasonable efforts to cause such registration statement to become effective by no later than 60 days prior to the fifth anniversary of the Closing Date. If the Registration Statements are not declared effective by their required effective dates, the Partnership will pay liquidated damages as set forth in the Series D Registration Rights Agreement.

The foregoing descriptions of the Series D Purchase Agreement, the Warrant Agreement and the Series D Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Series D Purchase Agreement, the Warrant Agreement and the Registration Rights Agreement, copies of which are filed as Exhibits 10.2, 4.2 and 4.3, respectively, and are incorporated by reference herein.

DNB Markets, Inc. and Citigroup Global Markets Inc. are acting as placement agents for the Series D Private Placement.

Exchange of Series C-1 Preferred Units and Common Units for Series C Preferred Units

As part of the Recapitalization Plan, on June 29, 2016, the Partnership completed the transactions contemplated under the Letter Agreement, entered into on June 2, 2016, with the holders of the Partnership’s Series C Preferred Units (the “Series C Units” and such holders, the “Series C Holders”), as amended by that certain Amendment to Letter Agreement, dated June 9, 2016, and as further amended by that certain Second Amendment to Letter Agreement, dated June 16, 2016, pursuant to which the Partnership issued 8,323,809 Common Units to the Series C Holders in consideration for the exchange and cancellation of 1,920,668 Series C Units and the issuance of 8,517,745 of the Partnership’s 8.60% Series C-1 Cumulative Convertible Perpetual Preferred Units (the “Series C-1 Units”) in consideration for the exchange and cancellation of the Series C Holders’ remaining 8,517,745 Series C Units.

The terms of the Series C-1 Units are set forth in the Fifth Amended and Restated Agreement of Limited Partnership as set forth below.

Fifth Amended and Restated Agreement of Limited Partnership

In connection with the Partnership’s issuance of Series C-1 Units and the Series D Units, the Partnership amended and restated its current Fourth Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P., in the form of the Fifth Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. (the “Amended Partnership Agreement”) attached as Exhibit 4.4 to this Report. The preferences, rights, powers and duties of the holders of Series C-1 Units and Series D Units are included in the Amended Partnership Agreement.

Series C-1 Preferred Units

Distributions

Under the terms of the Amended Partnership Agreement, commencing with the quarter ending on June 30, 2016, the holders of Series C-1 Units will be entitled to receive a quarterly distribution (the “Series C-1 Distribution”) of $0.5149 per quarter per unit, subject to certain adjustments described in the Amended Partnership Agreement (the “Series C-1 Distribution Amount”), when, as and if declared by the board of directors of Teekay Offshore GP L.L.C., the Partnership’s general partner (the “General Partner”). Quarterly distributions are cumulative and payable in arrears on each February 15, May 15, August 15 and November 15, commencing August 15, 2016. If the Partnership fails to pay the Series C-1 Distribution when due, until such time as all accrued and unpaid distributions are paid in full (or until the earlier conversion or redemption of the Series C-1 Units) (a) the Series C-1 Distribution Amount will increase to $0.7544 per unit (subject to adjustment), which increased rate shall be applied prospectively from the date the applicable Series C-1 Distribution was not made in full until payment of such Series C-1 Distribution, and (b) subject to certain exceptions, the Partnership will not be permitted to declare or make any distributions in respect of any Junior Securities (as defined in the Amended Partnership Agreement and including Common Units). For each of the first eight (8) Series C-1 Distribution periods commencing with the distribution period ending August 15, 2016, Series C-1 Distributions (including, without limitation, any Special Distributions (as defined in the Amended Partnership Agreement)) shall be paid, in the sole discretion of the General Partner, in cash, Common Units, or in a combination of cash and Common Units. If the General Partner determines to pay the Series C-1 Distribution in Common Units the number of Common Units to be issued as payment shall be determined by dividing (x) the amount of the cash portion of Series C-1 Distribution otherwise payable for the applicable Series C-1 Distribution period by (y) 98.0% of the volume weighted-average trading price (the “VWAP Price”) for the 10 consecutive trading days ending on the trading day immediately prior to the Series C-1 Distribution record date. The Series C-1 Units are entitled to participate in certain Special Distributions (as defined in the Amended Partnership Agreement) made with respect to the Common Units, including to the extent any regular quarterly distribution per unit on the Common Units exceeds an amount equal to 130% of the distribution per unit made in the immediately preceding quarter; provided, however, that any distribution on the Common Units in excess of 130% of such quarterly distribution rate will not be deemed a Special Distribution with respect to the Series C-1 Units if the General Partner notifies the Series C-1 Holders in writing that it in good faith believes that it will maintain at least such quarterly distribution rate for the next four consecutive quarters. In the event the Partnership does not maintain such quarterly distribution rate for the next four consecutive quarters, any such distribution in excess of 130% of such quarterly distribution rate shall retroactively be deemed to have been a Special Distribution.

Voting

The Series C-1 Units have no voting rights, except that:

•

the Series C-1 Units are entitled to vote together with the Common Units as a single class, with each Series C-1 Unit entitled to one vote for each Common Unit into which such Series C-1 Unit is convertible, on certain change of control transactions;

•

the holders of at least 66 2/3% of the Series C-1 Units, voting as a separate class, are required to approve (a) any amendment to the Amended Partnership Agreement that would modify any terms of the Series C-1 Units (and following any listing of the Series C-1 Units on a national securities exchange, any amendment that would have a material adverse effect on the then existing terms of the Series C-1 Units), or (b) the creation or issuance of any Senior Securities (as defined in the Amended Partnership Agreement); and

•

the holders of at least 66 2/3% of the Series A Preferred Units, Series B Preferred Units, Series C Units, Series C-1 Units and Series D Units, voting together as a separate class, are required to (a) approve the issuance of Parity Securities (as defined in the Amended Partnership Agreement and including the Series A Preferred Units, Series B Preferred Units, Series C Units, Series C-1 Preferred Units and Series D Units) or any Senior Securities if the cumulative distributions payable on any of the Series A Preferred Units, Series B Preferred Units, Series C Units, Series C-1 Units or Series D Units are in arrears, or (b) create or issue any Senior Securities.

Redemptions and Conversions

If the Partnership elects to redeem for cash Series A Preferred Units or Series B Preferred Units pursuant to the terms of the Amended Partnership Agreement, it must also offer to redeem a corresponding percentage of outstanding Series C Preferred Units, Series C-1 Units and Series D Units. The holders of Series C-1 Units have other redemption rights in connection with certain Changes of Control as described below.

Subject to certain limitations, each Series C-1 Unit holder may elect, in its own discretion, (a) at any time following the 18-month anniversary of July 1, 2015 (the “Series C Original Issue Date”), to convert all or any portion of the Series C-1 Units at the then applicable Series C-1 Conversion Ratio (as defined in the Amended Partnership Agreement and equal to 1.474 to 1.00, subject to adjustment), subject to the payment of any accrued but unpaid distributions to the date of such conversion, and (b) in the event of a Change of Control, to convert all of the Series C-1 Units held by such Series C-1 Unit holder at the then applicable Series C Conversion Ratio, subject to payment of any accrued but unpaid distributions to the date of conversion. Upon any conversion of Series C-1 Units, the Partnership may elect to pay any accrued and unpaid distributions on the converted units through the issuance of additional Common Units.

Under the Amended Partnership Agreement, the term “Change of Control” generally means the occurrence of any of the following events: (a) Teekay or its affiliate no longer owns, directly or indirectly, a majority of the voting power or economic interest of the General Partner; (b) the Common Units are no longer listed or admitted for trading on the New York Stock Exchange or another national securities exchange; (c) any transaction pursuant to which (i) such General Partner or any affiliate exercises its rights to purchase all of the outstanding Common Units for cash pursuant to the Amended Partnership Agreement or (ii) any person or group of persons acquires, in one or more series of related transactions, all of the outstanding Common Units, in each case where the aggregate consideration received by the holders of Common Units in their capacities as such is comprised of at least 90% cash (such event described in this clause (c) being a “Cash COC Event”); or (d) any direct or indirect sale, lease, transfer or other disposition, in one or more series of related transactions, of all or substantially all of the assets of the Partnership and its subsidiaries, taken as a whole; provided, however, that neither (i) a Liquidation Event (as defined in the Amended Partnership Agreement) nor (ii) a transaction undertaken for the principal purpose of (x) reincorporating the Partnership in a different jurisdiction, (y) converting the Partnership to a limited liability company or corporation or creating a holding company or (z) any similar transaction, shall be deemed a Change of Control.

At any time following the third anniversary of the Series C Original Issuance Date and subject to minimum trading volume requirements for the Common Units, if the VWAP Price of the Common Units on the national securities exchange on which the Common Units are then listed for 20 trading days over the 30 trading day period ending on the close of trading on the day immediately preceding the date notice is given by the Partnership of its conversion right is greater than 150% of the quotient of (x) the Series C-1 Liquidation Preference (as defined in the Amended Partnership Agreement), divided by (y) the then applicable Series C-1 Conversion Ratio (as defined in the Amended Partnership Agreement), the General Partner, in its sole discretion, may convert the outstanding Series C-1 Units into Common Units, at the then applicable Series C-1 Conversion Ratio, subject to the payment of any accrued but unpaid distributions to the date of conversion.

If a Cash COC Event occurs, each Series C-1 Unit holder may, at its sole discretion:

•	convert all of its Series C-1 Units into Common Units at the then applicable Series C-1 Conversion Ratio; or

•

require redemption of each Series C-1 Unit at the following applicable price (the “Series C-1 Change of Control Redemption Price”): (a) prior to the first anniversary of the Series C Original Issue Date, 130% of $23.95 (the “Series C-1 Liquidation Preference”), (b) during the period commencing on the first anniversary and ending on the date immediately preceding the second anniversary of the Series C Original Issue Date, 110% of the Series C-1 Liquidation Preference, (c) during the period commencing on the second anniversary and ending on the date immediately preceding the third anniversary of the Series C Original Issue Date, 105% of the Series C-1 Liquidation Preference, and (d) thereafter, 101% of the Series C-1 Liquidation Preference, in each case plus accrued but unpaid distributions.

If a Change of Control which is not a Cash COC Event occurs, each Series C-1 Unit holder may, at its sole discretion:

(i)	convert all of its Series C-1 Units into Common Units at the then applicable Series C-1 Conversion Ratio;

(ii)

if the Partnership is not the surviving entity of such Change of Control, require the Partnership to use its commercially reasonable efforts to deliver or cause to be delivered to the Series C-1 Unit holders, in exchange for such Series C-1 Units, a security in the surviving entity that has substantially similar terms as the Series C-1 Units (a “Series C-1 Mirror Security”);

(iii)	if the Partnership is the surviving entity of the Change of Control, continue to hold the Series C-1 Units; or

(iv)	require redemption of all of such holders Series C-1 Units at the applicable Series C-1 Change of Control Redemption Price.

If the Partnership engages in a Change of Control transaction at such time as the Partnership has insufficient funds available to redeem the Series C-1 Units pursuant to the terms of the Amended Partnership Agreement or if the Partnership is unable to deliver or cause to be delivered to a requesting Series C-1 Unit holder a Series C-1 Mirror Security, the Series C-1 Unit holders shall be entitled to (a) take any action otherwise permitted by clauses (i), (iii) or (iv) above, or (b) convert each of such holder’s Series C-1 Units into a number of Common Units equal to the quotient of: (x) (A)150% multiplied by the Series C-1 Liquidation Preference plus accrued and unpaid distributions as of the effective date of the conversion minus (B) the sum of all cash distributions paid with respect to such Series C-1 Unit on or prior to the date of the Change of Control (but in no event more than the sum of such cash distributions paid during the three years following the Series C Original Issue Date), divided by (y) the VWAP Price for the 10 consecutive trading days of the Common Units ending immediately prior to the date of the closing of such Change of Control.

The description above of the Amended Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Amended Partnership Agreement, a copy of which is attached as Exhibit 4.4 to this Report and is incorporated herein by reference.

Series D Preferred Units

Distributions

Under the terms of the Amended Partnership Agreement, commencing with the quarter ending on June 30, 2016, the holders of Series D Units will be entitled to receive a quarterly distribution (the “Series D Preferred Distribution”) of $0.6563 per quarter per unit, subject to certain adjustments described in the Amended Partnership Agreement (the “Series D Distribution Amount”), when, as and if declared by the board of directors of the General Partner. Quarterly distributions are cumulative and payable in arrears on each February 15, May 15, August 15 and November 15, commencing August 15, 2016. If the Partnership fails to pay the Series C Distribution in cash when due, until such time as all accrued and unpaid distributions are paid in full in cash (or until the earlier conversion or redemption of the Series D Units) (a) the Series D Distribution Amount will increase to $0.7188 per unit (subject to adjustment), which increased rate shall be applied prospectively from the date the applicable Series D Preferred Distribution was not made in full until payment of such Series D Preferred Distribution, and (b) subject to certain exceptions, the Partnership will not be permitted to declare or make any distributions in respect of any Junior Securities (including Common Units). For each of the first eight (8) Series D distribution periods commencing with the distribution period ending August 15, 2016, Series D Distributions shall be paid, in the sole discretion of the General Partner, in cash, Common Units, or in a combination of cash and Common Units. If the General Partner determines to pay the Series D Distribution in Common Units the number of Common Units to be issued as payment shall be determined by dividing (x) the amount of the cash portion of Series D Distribution otherwise payable for the applicable Series D Distribution period by (y) 96.0% of the VWAP Price for the 10 consecutive trading days ending on the trading day immediately prior to the Series D Distribution record date.

Voting

The Series D Units have no voting rights, except that:

•

the Series D Units are entitled to vote together with the Common Units as a single class, with each Series D Unit entitled to one vote for each Common Unit into which such Series D Unit is convertible, on certain change of control transactions;

•

the holders of at least 66 2/3% of the Series D Units, voting as a separate class, are required to approve (a) any amendment to the Amended Partnership Agreement that would modify any terms of the Series D Units (and following any listing of the Series D Units on a national securities exchange, any amendment that would have a material adverse effect on the then existing terms of the Series D Units), or (b) the creation or issuance of any Senior Securities; and

•

the holders of at least 66 2/3% of the Series A Preferred Units, Series B Preferred Units, Series C Preferred Units, Series C-1 Units and Series D Units, voting together as a separate class, are required to (a) approve the issuance of Parity Securities or any Senior Securities if the cumulative distributions payable on any of the Series A Preferred Units, Series B Preferred Units, Series C Units, Series C-1 Units or Series D Units are in arrears, or (b) create or issue any Senior Securities.

Redemptions and Conversions

If the Partnership elects to redeem for cash Series A Preferred Units or Series B Preferred Units pursuant to the terms of the Amended Partnership Agreement, it must also offer to redeem a corresponding percentage of outstanding Series C Units, Series C-1 Units and Series D Units. The holders of Series D Units have other redemption rights in connection with certain Changes of Control as described below.

Subject to certain limitations, each Series D Unit holder may elect, in its own discretion, at any time following the fifth anniversary of the Closing Date, to convert all or any portion of the Series D Units at the then applicable Series D Conversion Ratio (as defined in the Amended Partnership Agreement and equal to 1.00 to 1.00, subject to adjustment), subject to the payment of any accrued but unpaid distributions to the date of such conversion.

If a Cash COC Event occurs, each Series D Unit holder may, at its sole discretion, require redemption of each Series D Unit at the following applicable price (the “Series D Change of Control Redemption Price”):

(a) prior to the first anniversary of the Closing Date, 125% of the Series D Unit Purchase Price,

(b) during the period commencing on the first anniversary and ending on the date immediately preceding the second anniversary of the Closing Date, 120% of the Series D Unit Purchase Price,

(c) during the period commencing on the second anniversary and ending on the date immediately preceding the third anniversary of the Closing Date, 115% of the Series D Unit Purchase Price,

(d) during the period commencing on the third anniversary and ending on the date immediately preceding the sixth anniversary of the Closing Date, 110% of the Series D Unit Purchase Price, and

(e) thereafter, 105% of the Series D Unit Purchase Price, in each case plus accrued but unpaid distributions.

If a Change of Control which is not a Cash COC Event occurs, each Series D Unit holder may, at its sole discretion:

(i)

if the Partnership is not the surviving entity of such Change of Control, require the Partnership to use its commercially reasonable efforts to deliver or cause to be delivered to the Series D Unit holders, in exchange for such Series D Units, a security in the surviving entity that has substantially similar terms as the Series D Units (a “Series D Mirror Security”);

(ii)	if the Partnership is the surviving entity of the Change of Control, continue to hold the Series D Units; or

(iii)	require redemption of all of such holder’s Series D Units at the applicable Series D Change of Control Redemption Price.

If the Partnership engages in a Change of Control transaction at such time as the Partnership has insufficient funds available to redeem the Series D Units pursuant to the terms of the Amended Partnership Agreement or if the Partnership is unable to deliver or cause to be delivered to a requesting Series D Unit holder a Series D Mirror Security, the Series D Unit holders shall be entitled to (a) take any action otherwise permitted by clauses (i), (ii) or (iii) above, or (b) convert each of such holder’s Series D Units into a number of Common Units equal to the quotient of: (x) the applicable Series D Change of Control Redemption Price, plus accrued and unpaid distributions, divided by (y) 95% of the VWAP Price for the 10 consecutive trading days of the Common Units ending immediately prior to the date of the closing of such Change of Control.

The description above of the Amended Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Amended Partnership Agreement, a copy of which is attached as Exhibit 4.4 to this Report and is incorporated herein by reference.

Item 6 — Exhibits

The following exhibits are filed as part of this Report:

4.1	Registration Rights Agreement, dated June 29, 2016, by and among Teekay Offshore Partners L.P. and the Purchasers named on Schedule A thereto

4.2	Warrant Agreement, dated June 29, 2016, by and among Teekay Offshore Partners L.P. and Computershare Inc. and Computershare Trust Company, N.A. (as Warrant Agent)

4.3	Registration Rights Agreement, dated June 29, 2016, by and among Teekay Offshore Partners L.P. and the Purchasers named on Schedule A thereto

4.4	Fifth Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P.

10.1	Common Unit Purchase Agreement, dated June 16, 2016, by and among Teekay Offshore Partners L.P. and the Purchasers named on Schedule A thereto

10.2	Series D Preferred Unit Purchase Agreement, dated June 22, 2016, by and among Teekay Offshore Partners L.P. and the Purchasers named on Schedule A thereto

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-175685) FILED WITH THE SEC ON JULY 21, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-178620) FILED WITH THE SEC ON DECEMBER 19, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-183225) FILED WITH THE SEC ON AUGUST 10, 2012

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188543) FILED WITH THE SEC ON MAY 10, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-193301) FILED WITH THE SEC ON JANUARY 10, 2014

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-196098) FILED WITH THE SEC ON MAY 20, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-197053) FILED WITH THE SEC ON JUNE 26, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-206461) FILED WITH THE SEC ON AUGUST 19, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P. By: Teekay Offshore G.P. L.L.C., its general partner

Date: June 30, 2016	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)